EXHIBIT 8(b)

Schedule A

Administration Fee

Fund	Percentage of the Average Daily Net Assets of the Fund
BlackRock International Index Fund	0.03%
BlackRock Small Cap Index Fund	0.08%

Amended: March 21, 2014